November 5, 2018

George Yeh
President
Taiwan Liposome Company, Ltd.
11F-1, No. 3 Yuanqu Street
Nangang District
Taipei City, Taiwan 11503
Republic of China

       Re: Taiwan Liposome Company, Ltd.
           Amendment No. 3 to Registration Statement on Form F-1
           Filed October 22, 2018
           File No. 333-223090

Dear Mr. Yeh:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 15, 2018 letter.

Form F-1/A Filed 10/22/2018

Prospectus Summary
Overview, page 1

1. We note your statement that you are dedicated to developing best-in-class novel nanomedicines, and that TLC599 has the potential to become a best-in-class treatment.
       Your product candidates are still in early stages of clinical trials with no Phase 3 trials having been completed. Therefore, your statements that your product candidates have the
 George Yeh
FirstName LastNameGeorge Yeh
Taiwan Liposome Company, Ltd.
Comapany 5, 2018
November NameTaiwan Liposome Company, Ltd.
November 5, 2018 Page 2
Page 2
FirstName LastName
         potential to be best-in-class are premature. We also note the statement that your NanoX technology is designed to enable better toxicity profiles. Such a statement suggests that your product is safe which is a determination which is solely within the authority of the
         FDA or comparable foreign agency. Please delete the statements that your products may be best-in-class or have better toxicity profiles from your registration statement.
2. We note your response to prior comment 1. Please balance your disclosure in the
         Prospectus Summary and elsewhere that you include similar disclosure regarding TLC399 to specify that your clinical trials, including your Phase II trial data, has not been able to show evidence of efficacy beyond three months. Please also specify that the observation that four out of five patients showed improvement in your Phase 1 trial is based on a trial size of only 9 patients, and only one patient achieved the target central retinal thickness level. Please also disclose the existence of cases of intraocular pressure elevations and virtuous haze, both of which were assessed as serious adverse events that were related to
         TLC399.
Business
TLC599 Phase I/II Data, page 91

3. We note your response to our prior comment 6. Despite your addition of cautionary language on page 99, we continue to believe that it is not appropriate for you to compare
         TLC599 with alternative treatments where the trials were not head-to-head. Please revise your disclosure accordingly. Please also present the results of your studies using
         WOMAC scores, not scores on the Likert scale, as the WOMAC scale was used in your clinical trials.
4. Please tell us why you believe it is appropriate to characterize the improvement in pain relief from the use of TLC599 as rapid.
Exhibits

5. We note your revisions in response to our prior comment 9. However, the statement in the Deposit Agreement that investors will not be deemed to have waived the depositary's or company's compliance with the federal securities laws appears only in Exhibit A under
         "Exoneration." Please revise the Deposit Agreement so that it is clear that the investor's agreement to the provision waiving the right to a jury trial will not be deemed a waiver of the company's compliance with the federal securities laws.
 George Yeh
Taiwan Liposome Company, Ltd.
November 5, 2018
Page 3

       You may contact Franklin Wyman at 202-551-3660 or Lisa Vanjoske at 202-551-3614 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Erin Jaskot at 202-551-3442 with any other questions.



                                                          Sincerely,
FirstName LastNameGeorge Yeh
                                                          Division of
Corporation Finance
Comapany NameTaiwan Liposome Company, Ltd.
                                                          Office of Healthcare
& Insurance
November 5, 2018 Page 3
cc:       Charlie Kim, Esq.
FirstName LastName